Exhibit 99.1

This notice relates to the disclosure of information that qualified or may have qualified as inside information within the meaning of Article 7(1) of the Market Abuse Regulation (EU) 596/2014 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “UK Market Abuse Regulation”).

SEE “IMPORTANT INFORMATION” BELOW.

26 June 2023

Burford Capital plc (the “Issuer”)

£100,000,000 6.125 per cent. guaranteed bonds due 2024 (the “Bonds”)

ISIN: XS1391063424

Notice of Early Redemption of Bonds at the Option of the Issuer

This notice is in respect of the Bonds which are constituted by the trust deed, dated 26 April 2016 (as amended, supplemented or otherwise modified to the date hereof, the “Trust Deed”), by and among the Issuer, Burford Capital Limited, Burford Capital Finance LLC and Burford Capital Global Finance LLC, as guarantors, and U.S. Bank Trustees Limited, as trustee (the “Trustee”). Capitalised terms used in this notice but not defined herein have the meanings ascribed to them in the Trust Deed.

NOTICE IS HEREBY GIVEN in accordance with Condition 14 (Notices) that, pursuant to Condition 8.3 (Redemption at the Option of the Issuer), the Issuer intends to redeem the aggregate principal amount of the Bonds that remain outstanding in full on 12 July 2023 (the “Repayment Date”).

The redemption price payable in respect of the Bonds will be calculated in accordance with Condition 8.3 (Redemption at the Option of the Issuer), being the higher of (i) 100 per cent. of the principal amount of the Bonds and (ii) the principal amount of the Bonds multiplied by the price, as reported to the Issuer and the Trustee by the Financial Adviser, at which the Gross Redemption Yield on the Bonds on the Make-Whole Reference Date (being 7 July 2023) is equal to the Gross Redemption Yield (determined by reference to the middle market price) at 11.00 a.m. (London time) on the Make-Whole Reference Date of the Reference Bond (the 2.75 per cent. Treasury Stock due 2024), plus 1.00 per cent., all as determined by the Financial Adviser.

The Issuer has appointed Allia C&C (a brand name of City & Continental Limited) of Cheyne House, Crown Court, 62-63 Cheapside, London EC2V 6AX as the Financial Adviser pursuant to Condition 8.3 (Redemption at the Option of the Issuer).

On the Repayment Date, the Issuer shall also pay any accrued but unpaid interest on the Bonds up to (but excluding) the Repayment Date.

This notice is given by Burford Capital Limited (“Burford”) on behalf of Burford Capital plc and contains information that qualified or may have qualified as inside information within the meaning of Article 7(1)

of the UK Market Abuse Regulation. For the purposes of the UK Market Abuse Regulation and Article 2 of Commission Implementing Regulation (EU) 2016/1055 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, this notice is made by the directors of Burford Capital plc, namely Craig Arnott, Philip Braverman, Leslie Paster and Michael Redman.

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176
For press inquiries:
David Helfenbein, Vice President, Public Relations - email	+1 (212) 235 6824

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

Berenberg – Joint Broker	+44 (0)20 3207 7800
Toby Flaux
James Thompson
Arnav Kapoor

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its offices in New York, London, Chicago, Washington, DC, Singapore, Dubai, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This announcement does not constitute an offer of any Burford private fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford private funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided in this announcement is for informational purposes only. Past performance is not indicative of future results. The information contained in this announcement is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in any of Burford private funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, Burford and its representatives may from time to time make other oral or written statements which are forward-looking statements, including in its periodic reports that Burford files with, or furnishes to, the US Securities and Exchange Commission, other information made available to Burford’s security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. Burford cautions you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that Burford’s actual results of operations, including its financial position and liquidity, and the development of the industry in which it operates, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those Burford expects include, among others, those discussed under “Risk Factors” in Burford’s annual report on Form 20-F for the year ended December 31, 2022 filed with the US Securities and Exchange Commission on May 16, 2023 and other reports or documents that Burford files with, or furnishes to, the US Securities and Exchange Commission from time to time. In addition, even if Burford’s results of operations, including its financial position and liquidity, and the development of the industry in which it operates are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Except as required by law, Burford undertakes no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.